 Exhibit 99.1

6th March, 2019

Mr. Steven Sanders

Chairman

Electra Meccanica Vehicles Corp.

102 East 1st Avenue

Vancouver

B.C.

Canada V5T 1A4

Via Electronic Mail

Dear Steven,

Following on my recent discussions with you and Isaac Moss, I am writing to inform you of my decision to resign as a Member of the Board of Directors of Electra Meccanica Vehicles Corp. effective 6th March, 2019.

While serving as a member of the Board, I have seen some much growth in the Company. I am proud of the Company’s accomplishments, and to have participated as a member of the Board.

With my very best wishes for continued success.

Yours sincerely,

/s/ Rob Tarzwell

__________________

Rob Tarzwell

Cc Jerry Kroll Chief Executive Officer